

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

July 23, 2008

MYR Group Inc.
Attention: Gerald B. Engen, Jr., Vice President, Chief Legal Officer
12150 East 112th Avenue
Henderson, CO 80640

Re: MYR Group, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed July 14, 2008
File No. 333-148864

Dear Mr. Engen:

We have reviewed your filing and have the following comments.

Selling Stockholders, page 104

1.   We note that you have revised footnote 14 for the selling stockholder Drawbridge Global Macro Master Fund Ltd and in doing so have eliminated the names of the natural persons who exercise shared voting or investment power over the shares of your common stock held by this selling stockholder. Please revise this footnote to name such persons. Please see Question 140.02 in the Division of Corporation Finance's Compliance & Disclosure Interpretations pertaining to Regulation S-K, as of July 3, 2008, which are available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Exhibit 5.1

2.   Please confirm to us that when Mr. Engen refers to the Delaware General Corporation Law in the opinion he also means any other Delaware statutes, Delaware court decisions and provisions of the Delaware Constitution that affect the interpretation of the Delaware General Corporation Law.

3.   We note that Mr. Engen represents in the legal opinion that he is admitted to practice in Colorado. We further note that the legal opinion has been drafted to cover, among other jurisdictions, the laws, rules and regulations of New York, Michigan and Oregon. Please tell us why the opinion has been drafted to include these three states and, if your believe that such coverage is required for purposes of Item 601(b)(5) of Regulation S-K, please tell us why, in view of his Colorado admission, you believe Mr. Engen is in a position to opine on the laws, rules and regulations of these states.

Please contact Dieter King at (202) 551-3338 or Pamela Long at (202) 551-3765 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Stacy J. Kanter, Esq. (Via Facsimile 917-777-3497)